December 14, 2010	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Ruckman:

           On behalf of the above-referenced registrant, set forth below are the comments that you provided on November 18, 2010 concerning Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 5, 2010, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the attached changed pages to the Prospectus included in the Post-Effective Amendment.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	If the Trust intends to distribute a summary prospectus on behalf of the Portfolio, please supplementally provide the staff with the proposed Rule 498(b)(1)(v) legend.

The Trust’s proposed Rule 498(b)(1)(v) legend is as follows:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks.  The Portfolio’s current Prospectus and Statement of Additional Information (“SAI”), dated _________, 20__, are incorporated by reference into this Summary Prospectus.  You can find the Portfolio’s Prospectus, SAI and other information about the Portfolio online at www.axa-equitablefunds.com/allportfolios.aspx.  You can also get this information at no cost by calling 1-888-222-2144 or by sending an e-mail request to service@axa-equitable.com.  This Summary Prospectus is intended for use

Mr. Craig Ruckman
December 14, 2010

in connection with a variable contract as defined in Section 817(d) of the Internal Revenue Code (“Contracts”) and certain other eligible investors and is not intended for use by other investors.

2.	Please supplementally confirm that the Trust will post its proxy materials on the Internet as required by Rule 14a-16.

The Trust confirms that it will post its proxy materials on the Internet as required by Rule 14a-16 under the Securities Exchange Act of 1934.

PROSPECTUS

1.	Fee Table

(a)	Please revise footnote †† to specify the applicable expense limits. For example, state that expenses will not exceed the amounts shown above.

The Trust has made the requested change.

(b)	Notwithstanding the use of “expected” in footnote ††, please confirm that the expense limits are contractual.

The Trust confirms that the expense limits are contractual and has added disclosure to footnote †† to reflect this fact.

2.	Principal Investment Strategy

(a)	In the second paragraph, second sentence, please disclose that the strategy described is commonly referred to as an indexing strategy.

The Trust has added the requested disclosure.

(b)	The staff notes that the disclosure suggests extensive use of derivatives. Please clarify if there are any limitations on the Portfolio’s ability to employ derivatives.

The Trust has added disclosure to clarify the Portfolio’s ability to use derivatives.

3.	Principal Risks

(a)	The last sentence in Credit Risk refers to junk bonds. Please clarify if the use of junk bonds is a principal strategy of the Portfolio and if not, delete the reference to junk bonds.

The Trust has deleted the reference to junk bonds.

Mr. Craig Ruckman
December 14, 2010

(b)
The last sentence of Derivatives Risk lists risks to which derivatives may be subject.  Please summarize the risks identified in Derivatives Risk and to the extent necessary, include corresponding risk disclosure in response to Item 9 of Form N-1A.

The current disclosure in “Investments, Risks and Performance – Principal Risks” includes summaries of Leveraging Risk, Interest Rate Risk and Credit Risk.  In response to the comment, the Trust has revised Derivatives Risk to include a summary of Liquidity Risk, which is not otherwise discussed in this section.  In addition, the Trust has added Leveraging Risk, Interest Rate Risk and Credit Risk to the section entitled “More Information on Strategies, Risks and Benchmarks – Risks.”

(c)
Foreign Securities Risk refers to the risks of investing in emerging markets.  Please clarify whether investing in emerging markets is a principal investment strategy of the Portfolio and if not, delete any references to emerging markets in this section.

The Trust has deleted any references to emerging markets from this section.

4.	More Information on Strategies, Risks and Benchmarks

(a)	General

The Staff notes that the preamble for “Other Information Regarding Investment Strategies” on page 7 and the preamble to “Risks” on page 10 suggest that the disclosure in this section relates to principal and non-principal investment strategies and risks.  Please note that Item 4 should be a summary of Item 9 disclosure and that Item 9 requires a full discussion of the Portfolio’s objective, principal investment strategies and principal risks summarized in Item 4.  Accordingly, please revise this section to include a full discussion of those items summarized in Item 4.  Please also clearly identify those strategies and risks that are principal and those strategies and risks that are not.

The Trust has revised the sections entitled “More Information on Strategies, Risks and Benchmarks – Strategies” and “– Risks” to include a discussion of those strategies and risks summarized in “About the Investment Portfolio – Principal Investment Strategy” and “– Principal Risks” to the extent that such strategies and risks were not currently discussed in these sections.  The Trust does not believe, however, that Item 9 or the General Instructions of Form N-1A require it to specifically identify those strategies and risks that are principal and those that are not principal in the section entitled “More Information on Strategies, Risks and Benchmarks.”  In particular, General Instruction C.3(b) allows the Portfolio to

Mr. Craig Ruckman
December 14, 2010

include in its registration statement disclosure that is not otherwise required by Item 9 (i.e. information regarding its non-principal strategies and risks), but it does not require that any such voluntary disclosure be specifically distinguished from required disclosure.  General Instruction C.3(b) solely requires that voluntary disclosure does not obscure or impede required disclosure.  The Trust believes that the disclosure in “More Information on Strategies, Risks and Benchmarks – Strategies” and “– Risks,” as revised, is consistent with this requirement because it states that these sections include information regarding principal and non-principal strategies and risks and cross-references the disclosure in “About the Investment Portfolio – Principal Investment Strategy” and “– Principal Risks,” which identifies the principal investment strategies and risks of the Portfolio.

(b)           Strategies

(i)
This section includes information regarding investment strategies that are not otherwise discussed in the Item 4 disclosure; for example, illiquid securities, securities lending, short sales and swaps.  Please include Item 4 disclosure designating these strategies as principal or carve-out these strategies from the “More Information Regarding Investment Strategies” section of the Prospectus and designate them as non-principal.

The Trust has not made any changes in the section “About the Investment Portfolio – Principal Investment Strategy” in response to this comment because the Trust believes that the current disclosure in this section reflects the principal investment strategies of the Portfolio.  In addition, as discussed above in response to Prospectus Comment 4(a), the Trust does not believe that Item 9 or the General Instructions of Form N-IA require it to specifically identify those strategies that are principal and those that are not principal in the section entitled “More Information on Strategies, Risks and Benchmarks.”  However, the Trust notes that it has added a cross-reference in the section entitled “More Information on Strategies, Risks and Benchmarks – Strategies” to the disclosure in “About the Investment Portfolio – Principal Investment Strategy.”

(ii)
The Item 4 disclosure identifies exchange-traded notes, structured instruments and commodity-linked notes (see page 4) as investment strategies.  Please include disclosure in response to Item 9 identifying these instruments and how they may be used by the Portfolio to achieve its objective.

The Trust has deleted references to these instruments from the section entitled “About the Investment Portfolio – Principal Investment Strategy.”

Mr. Craig Ruckman
December 14, 2010

(iii)
The Foreign Securities disclosure on page 8 of the Prospectus discusses emerging markets securities.  Based on the Item 4 disclosure earlier in the Prospectus it is unclear how the Portfolio would invest in emerging markets securities (i.e. based on the indexes it seeks to track).  Please resolve this discrepancy.

The Trust has removed any references to emerging markets from this section.

(c)          Risks

(i)	Please note that each principal strategy should have a corresponding risk and vice versa. For example, indexing strategy does not appear to have corresponding Item 9 risk disclosure.

The Trust has revised the disclosure as requested.

(ii)
Please note that the current Item 4 risk disclosure addresses risks that are not also addressed in the Item 9 disclosure; for example, credit risk, indexing strategy risk, interest rate risk, convertible securities risk, currency risk, investment grade securities risk, leveraging risk and portfolio turnover risk.

The Trust has revised the disclosure in “More Information on Strategies, Risks and Benchmarks – Risks” to address each risk identified in “About the Investment Portfolio – Principal Risks.”

(d)           Benchmarks

Please move the discussion regarding benchmarks to the section of the Prospectus regarding principal investment strategies.

The Trust has not made the requested change because it does not believe that it is required by Form N-1A.

5.	Management of the Trust

Please confirm supplementally whether the cross-reference to “About the Investment Portfolio” refers to the summary section of the Prospectus and if so, please clarify supplementally why the summary section would contain more detailed information regarding the Advisers and portfolio managers.

The Trust has deleted the relevant cross-reference.

Mr. Craig Ruckman
December 14, 2010

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

1.	Portfolio Holdings

(a)
With respect to the last sentence of the second paragraph, please disclose whether the various duties described in this sentence are by contract or because of the nature of the relationships between the Trust and the third parties.

The Trust has not made the requested change because it does not believe that such disclosure is required by Form N-1A.  In particular, the Trust believes that the current disclosure is fully responsive to the requirement of Item 16(f)(1)(ii) that the Portfolio describe “[a]ny conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including any requirement that the information be kept confidential.”

(b)	With respect to the disclosure of portfolio holdings information as discussed in the fourth paragraph, please disclose whether the duties addressed in the second sentence are contractual.

The Trust has not made the requested because it does not believe that such disclosure is required by Form N-1A.  Please see response to SAI Comment 1(a) above.

2.	Investment Management and Other Services – The Adviser

Please disclose the basis for how fees paid to the Adviser are calculated (i.e. fee percentage).

The Trust has not made the requested change because it does not believe that such disclosure is required by Form N-1A.  In particular, the Trust notes that Item 19(a)(3) requires, in pertinent part, that funds disclose the “method of calculating the advisory fee payable by the Fund” and the “total dollar amounts that the Fund paid to the adviser” (emphasis added).  The fees payable to the Portfolio’s Adviser are not payable by the Portfolio, but rather by the Portfolio’s Manager pursuant to an Investment Advisory Agreement between the Manager and the Adviser (the “Agreement”).  The Trust is not a party to this Agreement and is not obligated under the Agreement to make any payments to the Adviser.  Accordingly, the Trust has not included disclosure regarding the fee payable to the Adviser by the Manager.  The Trust notes that both the Prospectus and SAI (see pages 15 and 50, respectively) state that the Adviser is paid by the Manager.  The Trust does not believe that any further disclosure is required in the SAI by Item 19(a)(3).

In addition to not being required by Form N-1A, the Trust does not believe that the requested disclosure is material to investors.  The Trust notes that the Portfolio will not

Mr. Craig Ruckman
December 14, 2010

be responsible for paying the advisory fees to the Adviser and such fees will be paid out of the management fees, which are disclosed in the Prospectus.

*           *           *           *           *

Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351 or Andrea Ottomanelli Magovern at (202) 778-9178.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:           Patricia Louie
William MacGregor
AXA Equitable Life Insurance Company

Clifford J. Alexander
Andrea Ottomanelli Magovern
Sarah E. Connolly
K&L Gates LLP